SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
Applica Incorporated
(Name of Subject Company)
Applica Incorporated
(Name of Person(s) Filing Statement)
Common Stock, Par Value $0.10 Per Share
(Title of Class of Securities)
03815A106
(CUSIP Number of Class of Securities)
Harry D. Schulman
Chairman of the Board, President and Chief Executive Officer
Applica Incorporated
3633 Flamingo Road
Miramar, Florida 33027
(954) 883-1000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
Copies To:
Ira N. Rosner, Esq.
Barbara J. Oikle, Esq.
Greenberg Traurig, P.A.
1221 Brickell Avenue
Miami, FL 33131
Telephone: (305) 579-0500
Facsimile: (305) 961-5722
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

PURPOSE OF AMENDMENT
     This Amendment No. 2 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Applica with the Securities and Exchange Commission on December 19, 2006, as amended by Amendment No. 1 to Schedule 14D-9, which was filed by Applica with the SEC on December 21, 2006. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and previous amendments thereto remains unchanged. Capitalized terms that appear herein but are not defined herein have the meanings ascribed to such terms in the original Schedule 14D-9.
IMPORTANT LEGAL INFORMATION
     This document has been made available to shareholders of Applica. Investors are urged to read the original Schedule 14D-9, as amended by Amendment No. 1 thereto and this Amendment No. 2, as it contains important information. The original Schedule 14D-9, as amended, and other public filings made from time to time by Applica with the SEC are available without charge from the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC may be obtained free of charge by directing such requests to Applica Incorporated, 3633 Flamingo Road, Miramar, Florida 33027, Attention: Investor Relations (954) 883-1000.
Item 2. Identity and Background of Filing Person.
     The first paragraph of Item 2(b) is hereby amended and restated in its entirety to read as follows:
     “(b) This Statement relates to the tender offer by Apex Acquisition Corporation, or NACCO Sub, which is a newly formed Florida corporation and an indirect, wholly owned subsidiary of NACCO Industries, Inc., or NACCO, which is a Delaware corporation, to purchase all of the issued and outstanding shares of Applica’s common stock at a purchase price of $7.00 per share, net to the seller in cash, without interest. The tender offer is being made on the terms and subject to the conditions set forth in the Tender Offer Statement on Schedule TO and the exhibits thereto filed by NACCO and NACCO Sub with the Securities and Exchange Commission on December 15, 2006, as amended by NACCO and NACCO Sub on December 18, 2006 and December 21, 2006. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Statement as the NACCO offer. The Schedule TO states that NACCO intends, as soon as practicable after successful completion of the NACCO offer, to seek to have NACCO Sub merge with and into Applica in accordance with the applicable provisions of the Florida Business Corporation Act, or the FBCA.”
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
     The first paragraph under the subheading “Conditional Financing” is hereby amended as follows:
     The amount “$17,900,902.50” in the last line of such paragraph is replaced with the amount “$19,277,895.00”.

Item 4. The Solicitation or Recommendation.
     The first four paragraphs in Item 4(a) are hereby amended and restated in their entirety to read as follows:
     “As described in subsection (c) below, after careful consideration, the Applica board determined at a meeting on December 22, 2006 to recommend that Applica’s shareholders reject the NACCO offer and not tender their shares in the NACCO offer.
     Accordingly, the Applica board recommends that Applica’s shareholders reject the NACCO offer and not tender their shares in the NACCO offer.
     In addition, the Applica board reaffirms the Harbinger merger and recommends that Applica’s shareholders vote “FOR” the adoption of the Agreement and Plan of Merger, dated as of October 19, 2006, as amended by Amendment No. 1 thereto, dated as of December 14, 2006, and Amendment No. 2 thereto, dated as of December 22, 2006, among Applica and certain affiliates of Harbinger Capital Partners Master Fund I, Ltd., which are collectively referred to in this Statement as Harbinger.
     A letter communicating the Applica board’s recommendation and a press release relating to such recommendation are filed as Exhibit (a)(5) and Exhibit (a)(6), respectively.”
     Item 4(b) is hereby amended and supplemented by the addition of the following paragraphs as the final paragraphs thereto:
     “On December 21, 2006, NACCO publicly announced that it had increased the per share offer price of the NACCO offer to $7.00, net to the seller in cash, without interest, and amended the Schedule TO accordingly. In accordance with the terms of the Harbinger merger agreement, Applica promptly notified Harbinger on December 21, 2006 of NACCO’s amended offer price.
     Subsequently, on December 21, 2006, Harbinger submitted to Applica a definitive binding offer to enter into an amendment to its merger agreement that provides for Applica’s shareholders (other than Harbinger) to receive $7.00 in cash per share, without interest, if the Harbinger merger is completed.
     On December 22, 2006, the Applica board held a meeting and discussed the offers from NACCO and Harbinger and its obligations under the Harbinger merger agreement. The meeting was attended by Applica’s senior management and legal and financial advisors, as well as a representative of the Applica board’s independent legal counsel. The Applica board reviewed and discussed the offers from NACCO and Harbinger with management and the legal and financial advisors and determined on December 22, 2006 that the merger agreement, as amended, is at least as favorable to Applica’s shareholders as the offer made by NACCO. After lengthy discussions and a thorough review with management and the legal and financial advisors, the Applica board also determined (i) that the merger agreement, as amended, is advisable for, fair to and in the best interests of Applica’s shareholders (other than Harbinger and its affiliates) and voted to approve and adopt, and authorized senior management to enter into, the amendment proposed by Harbinger and (ii) to recommend that Applica’s shareholders (A) vote “FOR” the adoption of the Harbinger merger agreement, as amended and (B) reject the NACCO offer and not tender their shares in the NACCO offer.
     On December 22, 2006, Applica executed Amendment No. 2 to the Agreement and Plan of Merger with Harbinger and thereafter issued a press release announcing the amendment. On December 22, 2006, Applica filed with the SEC a supplement to the Harbinger merger proxy statement that describes, among other things, the amendment to the Harbinger merger agreement.
     Also on December 22, 2006, as required under Rule 14d-5(b) in accordance with its prior election, Applica commenced mailing the Schedule TO to Applica’s shareholders on behalf of NACCO.”
     The first sentence of Item 4(c) (ending with the word “information:”) is hereby amended and restated in its entirety to read as follows:
     “In evaluating NACCO’s new offer, the Applica board noted that other than the increase in the per share offer price to $7.00, there were no other material changes made to the terms and conditions of the NACCO offer. The Applica board consulted with Applica’s management and legal and financial advisors and, in reaching its determination to recommend that Applica’s shareholders reject the NACCO offer and not tender their shares in the NACCO offer, the Applica board considered, among other things, the following material factors and information:”
     The bullet under Item 4(c) with the subheading “No Premium” is hereby amended and restated as follows:
     “No Premium. The $7.00 per share offer price of the NACCO offer does not offer any premium over the per share price, which is also $7.00, set forth in the Harbinger merger agreement, as amended on December 14, 2006 and on December 22, 2006.”
     The bullet under Item 4(c) with the subheading “Conditional Financing” is hereby amended as follows:
     The amount “$162,500,644” in the fourth line of such bullet is replaced with the amount “175,000,693”.
     The amount “$97 million” in the third to last line of such bullet is replaced with the amount “$106 million”.
     The first paragraph after the bullet under Item 4(c) with the subheading “Conditional Financing” is hereby amended as follows:
     The amount “$6.50” in the first line of such paragraph is replaced with the amount “$7.00”.

Item 9. Exhibits.

Exhibit
No.	Document
(a)(1)	Letter to Applica’s shareholders dated December 19, 2006*

(a)(2)	Press release issued by Applica on December 19, 2006*

(a)(3)	Applica’s Definitive Proxy Statement on Schedule 14A relating to the Special Meeting of Shareholders to consider the Harbinger merger, as supplemented on December 15, 2006 and December 22, 2006 (filed on December 4, 2006, as supplemented on December 15, 2006 and December 22, 2006, and incorporated by reference)

(a)(4)	Press release issued by Applica on December 21, 2006 (incorporated by reference to exhibit 99.1 of Applica’s Current Report on Form 8-K filed December 21, 2006)

(a)(5)	Letter to Applica’s shareholders dated December 22, 2006+

(a)(6)	Press release issued by Applica on December 22, 2006 (incorporated by reference to exhibit 99.1 of Applica’s Current Report on Form 8-K filed December 22, 2006)

(e)(1)	Excerpts from Applica’s Definitive Proxy Statement on Schedule 14A filed March 31, 2006 relating to the Applica 2006 Annual Meeting of Shareholders*

(e)(2)	Excerpts from Applica’s Definitive Proxy Statement on Schedule 14A filed relating to the Special Meeting of Shareholders to consider Applica’s proposed merger with Harbinger Capital Partners*

(e)(3)	Employment Agreement dated May 1, 2004 between Applica and Harry D. Schulman (incorporated by reference to Applica’s Current Report on Form 8-K filed on October 15, 2004)

(e)(4)	First Amendment to Employment Agreement dated August 2, 1999 between Applica and Harry D. Schulman (incorporated by reference to exhibit 10.1 to Applica’s Current Report on Form 8-K filed October 15, 2004)

(e)(5)	Employment Agreement dated July 1, 2000 between Applica and Terry Polistina (incorporated by reference to Exhibit 10.9 of Applica’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2000)

(e)(6)	First Amendment to Employment Agreement dated July 1, 2000 between Applica and Terry Polistina (incorporated by reference to exhibit 10.2 to Applica’s Current Report on Form 8-K filed April 19, 2006)

Exhibit
No.	Document
(e)(7)	Employment Agreement dated September 16, 2004 between Applica and Brian Guptill (incorporated by reference to exhibit 10.4 to Applica’s Annual Report on Form 10-K filed March 16, 2005)

(e)(8)	First Amendment to Employment Agreement dated September 16, 2004 between Applica and Brian Guptill (incorporated by reference to exhibit 10.1 to Applica’s Current Report on Form 8-K filed April 19, 2006)

(e)(9)	Agreement and Plan of Merger by and between HB-PS Holding Company, Inc. and Applica Incorporated and joined in by NACCO Industries, Inc. dated July 23, 2006 (incorporated by reference to exhibit 2.1 to Applica’s Current Report on Form 8-K filed July 26, 2006)

(e)(10)	Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 to Applica’s Current Report on Form 8-K filed October 20, 2006)

(e)(11)	Amendment No. 1, dated December 14, 2006, to Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 to Applica’s Current Report on Form 8-K filed December 15, 2006)

(e)(12)	Amendment No. 2, dated December 22, 2006, to Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 to Applica’s Current Report on Form 8-K filed December 22, 2006)

(g)	Inapplicable

*	Previously filed as an exhibit to Applica’s Schedule 14D-9 filed with the SEC on December 19, 2006.

+	Included in the Amendment No. 2 to Schedule 14D-9 mailed to Applica’s shareholders.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

December 22, 2006	APPLICA INCORPORATED
	By:	/s/ Harry D. Schulman
		Name:	Harry D. Schulman
		Title:	Chairman of the Board, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit
No.	Document
(a)(1)	Letter to Applica’s shareholders dated December 19, 2006*

(a)(2)	Press release issued by Applica on December 19, 2006*

(a)(3)	Applica’s Definitive Proxy Statement on Schedule 14A relating to the Special Meeting of Shareholders to consider the Harbinger merger, as supplemented on December 15, 2006 and December 22, 2006 (filed on December 4, 2006, as supplemented on December 15, 2006 and December 22, 2006, and incorporated by reference)

(a)(3)	Applica’s Definitive Proxy Statement on Schedule 14A relating to the Special Meeting of Shareholders to consider the Harbinger merger, as supplemented on December 15, 2006 (filed on December 4, 2006, as supplemented on December 15, 2006, and incorporated by reference)

(a)(4)	Press release issued by Applica on December 21, 2006 (incorporated by reference to exhibit 99.1 of Applica’s Current Report on Form 8-K filed December 21, 2006)

(a)(5)	Letter to Applica’s shareholders dated December 22, 2006+

(a)(6)	Press release issued by Applica on December 22, 2006 (incorporated by reference to exhibit 99.1 of Applica’s Current Report on Form 8-K filed December 22, 2006)

(e)(1)	Excerpts from Applica’s Definitive Proxy Statement on Schedule 14A filed March 31, 2006 relating to the Applica 2006 Annual Meeting of Shareholders*

(e)(2)	Excerpts from Applica’s Definitive Proxy Statement on Schedule 14A filed relating to the Special Meeting of Shareholders to consider Applica’s proposed merger with Harbinger Capital Partners*

(e)(3)	Employment Agreement dated May 1, 2004 between Applica and Harry D. Schulman (incorporated by reference to Applica’s Current Report on Form 8-K filed on October 15, 2004)

(e)(4)	First Amendment to Employment Agreement dated August 2, 1999 between Applica and Harry D. Schulman (incorporated by reference to exhibit 10.1 to Applica’s Current Report on Form 8-K filed October 15, 2004)

Exhibit
No.	Document
(e)(5)	Employment Agreement dated July 1, 2000 between Applica and Terry Polistina (incorporated by reference to Exhibit 10.9 of Applica’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2000)

(e)(6)	First Amendment to Employment Agreement dated July 1, 2000 between Applica and Terry Polistina (incorporated by reference to exhibit 10.2 to Applica’s Current Report on Form 8-K filed April 19, 2006)

(e)(7)	Employment Agreement dated September 16, 2004 between Applica and Brian Guptill (incorporated by reference to exhibit 10.4 to Applica’s Annual Report on Form 10-K filed March 16, 2005)

(e)(8)	First Amendment to Employment Agreement dated September 16, 2004 between Applica and Brian Guptill (incorporated by reference to exhibit 10.1 to Applica’s Current Report on Form 8-K filed April 19, 2006)

(e)(9)	Agreement and Plan of Merger by and between HB-PS Holding Company, Inc. and Applica Incorporated and joined in by NACCO Industries, Inc. dated July 23, 2006 (incorporated by reference to exhibit 2.1 to Applica’s Current Report on Form 8-K filed July 26, 2006)

(e)(10)	Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 to Applica’s Current Report on Form 8-K filed October 20, 2006)

(e)(11)	Amendment No. 1, dated December 14, 2006, to Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 to Applica’s Current Report on Form 8-K filed December 15, 2006)

(e)(12)	Amendment No. 2, dated December 22, 2006, to Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 to Applica’s Current Report on Form 8-K filed December 22, 2006)

(g)	Inapplicable

*	Previously filed as an exhibit to Applica’s Schedule 14D-9 filed with the SEC on December 19, 2006.

+	Included in the Amendment No. 2 to Schedule 14D-9 mailed to Applica’s shareholders.